Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

BlueFire Renewables, Inc.

We hereby consent to the use in this Registration Statement on Post-Effective Amendment No. 5 to Form S-1 of our report dated April 16, 2012, relating to the consolidated financial statements of BlueFire Renewables, Inc. and subsidiaries as of December 31, 2011 and 2010 and for the years then ended and for the period from March 28, 2006 (“Inception”) to December 31, 2011 which appear in such Registration Statement. Our report dated April 16, 2012 contains an explanatory paragraph that states that the Company has negative working capital and significant operating costs expected to be incurred in the next twelve months that raise substantial doubt about its ability to continue as a going concern.

We also consent to the reference to us in the Experts section of the Registration Statement.

/s/ dbbmckennon

Newport Beach, California

December 10, 2012